DM

18006171

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Gismondi — 201 - 743-5073
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

RMS

I, Nicholas J. Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOELLEN PACE
Notary Public
State of New Jersey
My Commission Expires Aug. 11, 2019

Signature

Vice President & Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Financial Statements and Supplemental Schedule
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2017

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Index
December 31, 2017

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of AXA Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AXA Distributors, LLC ("the Company") as of December 31, 2017, and the related statements of operations, of changes in member's capital, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2018

We have served as the Company's (or its predecessor's) auditor since 1995.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 40,793,077
Securities owned, at fair value	14,967,166
Prepaid commissions	645,735
Receivables from affiliates, net	169,567
Other receivable	9,300
Other assets	36,510
Total assets	$ 56,621,355
Liabilities and Member's Capital	
Payable to brokers	$ 28,993,985
Payable to affiliates, net	5,789,903
Accounts payable, accrued expenses and other liabilities	1,471,985
Total liabilities	36,255,873
Member's capital	20,365,482
Total liabilities and member's capital	$ 56,621,355

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
Year Ended December 31, 2017

Revenues	
Commission and fee revenues	$527,934,985
Fee income from trusts	257,825,757
Other income	397,541
Total revenues	786,158,283
Expenses	
Commission expenses	526,575,788
Administrative and personnel service charges	106,969,514
Support service expense	151,518,695
Total expenses	785,063,997
Income before income tax	1,094,286
Income tax expense	506,844
Net income	$ 587,442

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2017

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balances at January 1, 2017	$ 31,842,615	$ (12,064,575)	$ 19,778,040
Net income		587,442	587,442
Balances at December 31, 2017	$ 31,842,615	$ (11,477,133)	$ 20,365,482

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
December 31, 2017

Cash flows from operating activities	
Net income	$ 587,442
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred taxes	115,424
Unrealized gain on securities owned, at fair value	95,618
Decrease (increase) in operating assets	
Amortization on securities owned	(11,042)
Prepaid commissions	448,993
Receivable from affiliate	4,520,428
Other, net	(19,488)
Increase (decrease) in operating liabilities	
Payable to affiliates	4,392,027
Payable to brokers	(1,142,980)
Accounts payable, accrued expenses and other liabilities	(8,336)
Net cash provided by operating activities	8,978,086
Cash flows from financing activities	
Change in short-term financing	(279,753)
Cash used by financing activities	(279,753)
Net increase in cash and cash equivalents	8,698,333
Cash and cash equivalents	
Beginning of year	32,094,744
End of year	$ 40,793,077
Supplemental disclosures	
Income taxes paid	$ 371,484

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Distributors, LLC (the "Company") is a wholly owned subsidiary of Equitable Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of AXA Equitable Life Insurance Company ("AXAEQ"). AXAEQ is a wholly owned indirect subsidiary of AXA Financial, Inc. ("AXF"), whose ultimate parent is AXA, a French based holding company for the AXA Group, a worldwide leader in financial protection.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a licensed insurance agency.

The Company principally engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ, MONY Life Insurance Company of America ("MLOA") and U.S. Financial Life Insurance Company ("USFL") all of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), open-end management investment companies managed by AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXAEQ, to AXAEQ and MLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its results of operations and cash flow for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Revenue Recognition

Commission revenue is recognized when an affiliated insurer initiates a new contract through third parties and when the related commission expense is recognized. Commission revenue is also recognized when commission expense is incurred for the continuation of contracts issued in prior years. Fee income from trusts is received on a monthly basis based on assets under management in the Trusts and is recognized when earned.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

As of December 31, 2017 the cash held at one bank exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2017 include an investment in a money market fund of $39,790,960. Interest income is accrued as earned. Given the concentration of cash and cash equivalents, the Company may be exposed to certain credit risk.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaid Commissions
Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Brokers
Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2017.

Income Taxes
The Company is included in the consolidated federal income tax return filed by AXF. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from AXAEQ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Off-Balance Sheet Risk
In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

New Accounting Pronouncements

In August 2016, the FASB issued new guidance to simplify elements of cash flow classification. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The new guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied using a retrospective transition method. Implementation of this guidance did not have a material impact on the Company's financial statements.

In February 2016, the FASB issued revised guidance to lease accounting. The revised guidance will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases. Lessor accounting will continue to be similar to the current model, but updated to align with certain changes to the lessee model. Extensive quantitative and qualitative disclosures, including

significant judgments made by management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Management does not expect implementation of this guidance is not expected to have a material impact on the Company's financial statements.

In May 2014, the FASB issued new revenue recognition guidance that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers with International Financial Reporting Standards ("IFRS"). The new guidance applies to contracts that deliver goods or services to a customer, except when those contracts are for: insurance, leases, rights and obligations that are in the scope of certain financial instruments (i.e., derivative contracts) and guarantees other than product or service warranties. The new guidance is effective for interim and annual periods, beginning after December 15, 2017. Accordingly, this new guidance was adopted on January 1, 2018. Management has completed its analysis of the Company's significant revenue streams and related underlying contracts and concluded it does not expect any changes in the amounts or timing of revenue recognition. Interpretations of this new accounting by relevant industry practice groups with respect to broker-dealer revenues will continue to be monitored.

Exemptive Provision Under Rule 15c3-3
The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.

Subsequent Events
Events and transactions subsequent to the date of the Statement of Financial Condition have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 27, 2018, the date that these financial statements were available to be issued.

3. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets. Valuations of Level 1 assets or liabilities are generally supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

	Assets Measured at Fair Value on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 39,790,960	$ -	$ -	$ 39,790,960
Securities owned, at fair value	-	14,967,166	-	14,967,166
Total assets	$ 39,790,960	$ 14,967,166	$ -	$ 54,758,126

Cash equivalents classified as Level 1 is an investment in a money market fund and is carried at cost as a proxy for fair value due to its short-term nature.

Securities owned, at fair value classified as Level 2 are U.S. Treasury securities. The valuation techniques used to estimate the fair value of assets categorized as Level 2 do not contain unobservable inputs. The company estimates fair values of assets categorized as Level 2 using valuation techniques consistent with market approach which considers, among other things, use of third party vendor quotes.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $18,575,401 which exceeded required net capital of $2,417,059 by $16,158,342 and the Company's ratio of aggregate indebtedness to net capital was 1.95 to 1.

5. Transactions With Affiliates

As discussed in Note 1, the Company principally distributes fixed and variable annuity contracts and life insurance policies issued by AXAEQ, MLOA and USFL from which it receives compensation in accordance with its Distribution Agreements with these carriers. Compensation of $527,727,424 is reflected in Commission and fee revenues. Commission and fee revenues are amounts paid by AXAEQ, MLOA and USFL to the Company for commission and distribution expenses incurred by the Company.

Pursuant to distribution agreements with the Trusts, the Company receives distribution fees from the Trusts on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of AXAEQ and MLOA variable annuity and life insurance contracts. The Company, in its capacity as distributor of the Trusts agreed to compensate AXA Advisors, LLC for providing distribution and shareholder support services. The Company incurred $151,518,695 of expenses for these services within Support service expense.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2017, the Company reimbursed AXAEQ $106,969,514 for the cost of providing such services included within

Administrative and personnel service charges, including $3,035,733 of allocated costs for various stock-based compensation plans sponsored by AXF.

Receivables from affiliates, net includes the following:

Receivable from MLOA for fee income	$ 73,065
Receivable from Plan Connect	96,502
Receivable from affiliates, net	$ 169,567

Payable to affiliates, net includes the following:

Receivable from MLOA for fee income	$ 73,065
Receivable from Plan Connect	96,502
Receivable from affiliates, net	$ 169,567

Receivable from AXAEQ for commissions and fees	$ (7,354,754)
Payable to AXAEQ for administrative fees, personnel	12,353,056
Net payable to AXAEQ	$ 4,998,302
Payable to AXF for personnel related expenses	620,070
Payable to AXA Network for commission expenses	27,886
Payable to AXA Advisors for commission expenses	106,666
Payable to Plan Connect	20,000
Payable to AXA Distrbution Holding	16,979
Payable to affiliates, net	$ 5,789,903

6. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For a certain specific matter, that the Company determined a loss is probable and reasonably estimable, the Company estimated a liability which is included in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

7. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for Federal and most State income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company.

A summary of the income tax provision in the Statement of Operations follows:

	Federal	State	Total
Income tax expense			
Current expense (benefit)	$ 414,497	$ (23,077)	$ 391,420
Deferred expense	118,333	(2,909)	115,424
	$ 532,830	$ (25,986)	$ 506,844

The Company had the following deferred tax assets included in Receivables from affiliates of December 31, 2017.

	Assets
State tax	$ 145,813
Accounts payable, accrued expenses and other liabilities	36,253
Unrealized capital losses	7,714
Deferred tax assets	$ 189,780

The Company has determined that it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2017, the Company had a net current tax liability of $457,997, comprised of a federal income tax liability of $414,497 included in Receivables from affiliates (see Note 5) and a state income tax liability of $43,500 included in Accounts payables, accrued expenses and other liabilities.

At December 31, 2017, the Company recorded a liability for uncertain tax positions of $622,250, including $83,500 of interest, which is classified within Accounts payable, accrued expenses and other liabilities. It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

The effective rate differs from the statutory rate of 35% due to the impact of tax reform described below of $124,581 and a state income tax credit of $17,909, net of federal expense.

Reduction of US federal corporate tax rate: The Tax Cuts and Jobs Act (TCJA) reduces the corporate tax rate to 21 percent for tax year 2018 and forward. Consequently, we have recorded a decrease in deferred tax assets of $124,581 for the year ended December 31, 2017.

In 2017, the Internal Revenue Service commenced its examination of the Company's 2010 and 2013 Federal income tax returns. The 2008-2009 IRS audit cycle was closed in January 2018.

The 2014 through 2016 tax years are open to examination by the Internal Revenue Service and the 2013 through 2016 tax years are open to examination by state tax authorities.

Supplemental Schedule

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017 **Schedule I**

Net capital	
Total member's capital	$ 20,365,482
Nonallowable assets	
Prepaid commissions	645,735
Receivable from affiliate	169,567
Other receivable	9,300
Other	20,000
Net capital before haircuts on securities owned & cash equivalents	19,520,880
Haircuts on securities owned and cash equivalents	945,479
Net capital	18,575,401
Computation of basic net capital requirement	
Aggregate indebtedness	36,255,873
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	2,417,059
Capital in excess of minimum requirements	$ 16,158,342
Ratio of aggregate indebtedness to net capital	1.95 to 1

There are no material differences between the above computations and those included in the Company's unaudited FOCUS report as of December 31, 2017 as filed on January 24, 2018.

pwc

Report of Independent Accountants

To the Board of Directors of AXA Distributors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by AXA Distributors, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of AXA Distributors, LLC for the year ended December 31, 2017, solely to assist the specified parties in evaluating AXA Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for AXA Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Compared payment dated July 28, 2017 in the amount of $358 to Check No.02413432 dated July 28, 2017, obtained from Greg Lashinsky, Finance Department. No difference was noted.

    b. Compared payment dated February 22, 2018 in the amount of $381 to Check No. 02401890 dated February 22, 2018, obtained from Greg Lashinsky, Finance Department. No difference was noted.

2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2017 to the Total revenue amount of $786,158,283 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017. No difference was noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the addition reported on page 2, item 2b(7) of Form SIPC-7 in the amount of $95,618 to the "AXA Distributors, LLC SIPC Assessment Testing" supporting schedule, provided by Greg Lashinsky, Finance Department. No difference was noted.

    b. Compared the deduction reported on page 2, item 2c(1) of Form SIPC-7 in the amount of $785,760,918 to the "AXA Distributors, LLC SIPC Assessment Testing" supporting schedule, provided by Greg Lashinsky, Finance Department. No difference was noted.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

pwc

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $492,983 and $739 the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of AXA Distributors, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AXA Distributors, LLC

We have reviewed AXA Distributors, LLC's assertions, included in the accompanying AXA Distributors, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2018

AXA redefining / standards®

AXA Distributors, LLC's Exemption Report

AXA Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2017 without exception.

AXA Distributors, LLC

I, Nicholas Gismondi, affirm that, upon information and belief and reasonable inquiry through the appropriate supervisory personnel into the records available in connection with the Company's compliance with the prompt forwarding requirements, this Exemption Report is true and correct.

By: [signature]

Title: Vice President and Chief Financial Officer

February 27, 2018

AXA Distributors, LLC
525 Washington Blvd, 22nd Floor, Jersey City, NJ 07310